SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             WIN GAMING MEDIA, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    972638100
                                 (CUSIP Number)

                                  SHIMON CITRON
                    4 OVADIA STREET, RAMAT GAN 52245, ISRAEL
                              +(972) - 3 - 676-1711
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 25, 2010
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

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CUSIP NO. 972638100                                Page 2 of 7 Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     Shimon Citron
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     N/A
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             7,476,473 shares of Common Stock*
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  7,476,473 shares of Common Stock*
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,476,473 shares of Common Stock*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

* Includes rights to acquire 4,448,179 shares of Common Stock. Shimon Citron may be deemed to beneficially own 2,363,000 additional shares of Common Stock of the Issuer as rights to acquire such additional shares are held by Citron Investments Ltd., a company for which Shimon Citron is the sole shareholder. In such case, Shimon Citron would be deemed to beneficially hold 25.1% of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d).

                                 SCHEDULE 13D/A

------------------------------                     -----------------------------
CUSIP NO. 972638100                                Page 3 of 7 Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     Citron Investments Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     N/A
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             2,363,000 shares of Common Stock*
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  2,363,000 shares of Common Stock*
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,363,000 shares of Common Stock*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------

* Includes rights to acquire 2,363,000 shares of Common Stock.

                                 SCHEDULE 13D/A

------------------------------                     -----------------------------
CUSIP NO. 972638100                                Page 4 of 7 Pages
------------------------------                     -----------------------------

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Win Gaming Media, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 65 Igal Alon Street, Tel Aviv 67443, Israel.

ITEM 2. IDENTITY AND BACKGROUND.

     The names of the person and entity filing this statement are Shimon Citron ("Mr. Citron") and Citron Investments Ltd. ("Citron Investments"). Mr. Citron's address is 4 Ovadia Street, Ramat Gan 52245, Israel. Mr. Citron's principal occupation is as the Chief Executive Officer and a director of the Issuer. The Issuer has a principal business of binary options trading and supporting interactive gaming technology through third parties, with its principal executive offices located at 65 Igal Alon Street, Tel Aviv 67443, Israel.

     During the last five years, Mr. Citron and Citron Investments have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Citron is a citizen of the State of Israel.

     Citron Investments, a company organized under the laws of the State of Israel, has a principal business of investments. Citron Investments has a principal business address of 4 Ovadia Street, Ramat Gan 52245,
Israel, with its principal office located at 4 Ovadia Street, Ramat Gan 52245, Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 10, 2008 the board of directors of the Issuer (the "Board") approved the entry of the registrant into a convertible debt transaction with Mr. Citron, subject to shareholder approval at a special meeting in lieu of an annual meeting (the "Meeting").

On April 29, 2008, the holders of a majority of the shares of the Issuer's common stock represented at the Meeting approved the transaction loan agreement documents documented by a Convertible Loan Agreement, a Convertible Promissory Note, a Security Agreement and a Common Stock Purchase Warrant, all of which were dated as of March 6, 2008. The Common Stock Purchase Warrant ("Warrant") to purchase up to $500,000 worth of shares of common stock of the registrant, calculated as $500,000 divided by the conversion price of $0.0595 per share would permit the purchase of 8,403,361 shares of common stock. In August 2008, the Board approved a loan from Mr. Citron under similar terms but with no assets pledged as collateral for an amount of $50,000, thereby entitling Mr. Citron to an additional warrant to purchase 840,336 shares of common stock of the registrant at an exercise price of $0.0595 per share (the "Additional Warrant"). On February 25, 2010, the Board issued the Warrant to Mr. Citron pursuant to which Mr. Citron has the right to purchase 2,941,176 shares of Common Stock of the Issuer. In addition, on such date, the Board issued Mr. Citron the Additional Warrant. The Warrant has an exercise price of $0.0595 per share and a termination date of 5 years from March 6, 2008. The Additional Warrant has an exercise price of $0.0595 per share and a termination date of 5 years from August 13, 2008.

                                 SCHEDULE 13D/A

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CUSIP NO. 972638100                                Page 5 of 7 Pages
------------------------------                     -----------------------------

In addition, on September 15, 2008 the Board issued to Mr. Citron options to purchase 1,000,000 shares of Common Stock of the Issuer. On April 3, 2006 and July 31, 2007, the Board issued Citron Investments options to purchase 1,863,000 and 500,000 shares, respectively, of Common Stock of the Issuer. Mr. Citron also purchased in the open market an aggregate of 263,971 shares of Common Stock of the Issuer during 2005 and 2007.

ITEM 4. PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement is being filed in connection with the acquisition by Mr. Citron of warrants to purchase Common Stock as part of the convertible loan transaction between Mr. Citron and the Issuer.

     Mr. Citron does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Mr. Citron beneficially owns (with sole right to vote and to dispose of) an aggregate of 7,476,473 shares of Common Stock (includes rights to acquire 4,448,179 shares of Common Stock) representing 20.3% of the Issuer's outstanding Common Stock. Except as set forth in this Item 5, Mr. Citron does not own beneficially any shares of the Issuer. Citron Investments beneficially owns (with sole right to vote and to dispose of) an aggregate of 2,363,000 shares of Common Stock (includes rights to acquire 2,363,000 shares of Common Stock) representing 6.8% of the Issuer's outstanding Common Stock. Except as set forth in this Item 5, Citron Investments does not own beneficially any shares of the Issuer.

                                 SCHEDULE 13D/A

------------------------------                     -----------------------------
CUSIP NO. 972638100                                Page 6 of 7 Pages
------------------------------                     -----------------------------

     Mr. Citron may be deemed to beneficially own the 2,363,000 shares of Common Stock of the Issuer held by Citron Investments (as a right to acquire such shares), a company for which Mr. Citron is the sole shareholder. In such case, Mr. Citron would be deemed to beneficially hold 25.1% of the Common Stock of the Issuer.

     (c) Mr. Citron received warrants to purchase a total of 3,781,512 shares of Common Stock on February 25, 2010. Except for the conversion described above, no transactions in the class of securities reported have been effected during the past 60 days by Mr. Citron or Citron Investments.

     (d) To the knowledge of Mr. Citron or Citron Investments, no other person or entity besides Mr. Citron or Citron Investments has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or, to the knowledge of the reporting persons, any other person or Mr. Citron or Citron Investments, or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this statement:

Exhibit 10.1        Convertible Loan Agreement dated as of March 6, 2008*

Exhibit 10.2        Convertible Promissory Note dated as of March 6, 2008*

Exhibit 10.3        Security Agreement dated as of March 6, 2008*

Exhibit 10.4        Common Stock Purchase Warrant dated as of March 6, 2008*

Exhibit 99.1 Joint Filing Agreement, dated as of March 9, 2010, by and among Shimon Citron and Citron Investments Ltd. (Filed herewith)

* Incorporated by reference to Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, of the Issuer's Current Report on Form 8-K filed on March 13, 2008.

                                 SCHEDULE 13D/A

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CUSIP NO. 972638100                                Page 7 of 7 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2010                                        /s/ Shimon Citron
                                                     -----------------------
                                                     Shimon Citron

                                                     CITRON INVESTMENTS LTD.


                                                     /s/ Shimon Citron
                                                     -----------------------
                                                     (Signature)

                                                     Shimon Citron,
                                                     CEO and General Manager
                                                     (Name and Title)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).